UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Merus N.V.
(Name of Issuer)

Common shares, nominal value €0.09 per share
(Title of Class of Securities)

N5749R100
(CUSIP Number)

May 6, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N5749R100	SCHEDULE 13G	Page 2 of 7

1		NAME OF REPORTING PERSONS Commodore Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,242,224*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,242,224*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,224*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12		TYPE OF REPORTING PERSON IA

*See Item 4 for additional information.

CUSIP No. N5749R100	SCHEDULE 13G	Page 3 of 7

1		NAME OF REPORTING PERSONS Commodore Capital Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,242,224*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,242,224*
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,224*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%*
12		TYPE OF REPORTING PERSON OO

*See Item 4 for additional information.

CUSIP No. N5749R100	SCHEDULE 13G	Page 4 of 7

Item 1. (a) Name of Issuer

Merus N.V. (the “Issuer”)

Item 1. (b) Address of Issuer’s Principal Executive Offices

Yalelaan 62

3584 CM Utrecht

The Netherlands

Item 2. (a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

This report on Schedule 13G is being filed by Commodore Capital LP, a Delaware limited partnership (the “Firm”) and Commodore Capital Master LP, a Cayman Islands exempted limited partnership (“Commodore Master”). The address for the Firm and Commodore Master is: 767 Fifth Avenue, Floor 12, New York, NY 10153.

Item 2. (d) Title of Class of Securities

Common shares, nominal value €0.09 per share (the “Common Stock”)

Item 2. (e) CUSIP No.:

N5749R100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

N/A

CUSIP No. N5749R100	SCHEDULE 13G	Page 5 of 7

Item 4. Ownership

As reported in the cover pages to this report, the ownership information with respect to the Firm is as follows:

(a) Amount Beneficially Owned: 2,242,224*

(b) Percent of Class: 5.1%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,242,224*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,242,224*

As reported in the cover pages to this report, the ownership information with respect to Commodore Master is as follows:

(a) Amount Beneficially Owned: 2,242,224*

(b) Percent of Class: 5.1%*

(c) Number of Shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,242,224*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,242,224*

*The Firm is the investment manager to Commodore Master. As of May 6, 2022, the Firm may be deemed to beneficially own an aggregate of 2,242,224 shares of Common Stock of the Issuer. The Firm, as the investment manager to Commodore Master, may be deemed to beneficially own these securities. Michael Kramarz and Robert Egen Atkinson are the managing partners of the Firm and exercise investment discretion with respect to these securities. Ownership percentages are based on 43,550,059 shares of Common Stock reported as issued and outstanding in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2022.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

CUSIP No. N5749R100	SCHEDULE 13G	Page 6 of 7

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. N5749R100	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2022

Commodore Capital LP

By:	/s/ Michael Kramarz
Michael Kramarz, Managing Partner

Commodore Capital Master LP

By:	/s/ Michael Kramarz
Michael Kramarz, Authorized Signatory

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 16, 2022

Commodore Capital LP

By:	/s/ Michael Kramarz
Michael Kramarz, Managing Partner

Commodore Capital Master LP

By:	/s/ Michael Kramarz
Michael Kramarz, Authorized Signatory